March 15, 2016

RE: Get cash now from your American Finance Trust, Inc.
(formerly American Realty Capital Trust V) investment.

Dear Investor,

Good news!  Now you can sell your American Finance Trust, Inc. (formerly ARC V) ("AFT") investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $16 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for American Finance Trust, Inc. to decide if or when you get your money back. But this offer expires on April 29, 2016, so you must act soon.

Why take advantage of this opportunity today?
•
Guarantee your cash now. AFT announced that it will no longer pursue a listing of its Shares.  AFT has an infinite life, and it has not said when or if it might liquidate or list.  Sell today and ensure you get your money out from this security.

•
Share Repurchase Plan is limited.  While AFT has adopted a new Share Repurchase Plan, it did not repurchase all shares that requested repurchase in the most recent 6-month period, and it is limited in scope.  It won't make further repurchases until July, if at all.  The funds for the new program will come from the Dividend Reinvestment Program, which has not yet been declared effective by the SEC, so any future repurchases are uncertain.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

If you act today, you can get your cash now. We will mail your check within three business days after American Finance Trust, Inc. confirms the transfer.

MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,
Pat Patterson
Chairman

P.S. Remember, this offer expires April 29, 2016 (unless extended). So don't delay. Fill out and mail in the American Finance Trust, Inc. Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 150,000 Shares at a price of $16 per Share, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, by calling or writing us for a free copy, or at www.mackenziecapital.com/tenders/aft.pdf.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON April 29, 2016, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Sharess made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.